Acorn Energy, Inc.

1000 N West Street, Suite 1200

Wilmington, Delaware 19801

(410) 654-3315

June 4, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing and Construction

100 F Street NE

Washington DC 20549

Attention: Ms. Sherry Haywood

Re:	Acorn Energy, Inc.
Amendment No.1 to Registration Statement on Form S-1/A
Filed June 4, 2019, File No. 333-231206

Dear Ms. Haywood:

Acorn Energy, Inc. (the “company”) hereby requests acceleration of the effective time of the above-referenced registration statement to Thursday, June 6, 2019, at 9:00 A.M., EDT, or as soon thereafter as is possible.

On behalf of the company I hereby acknowledge that:

(1)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)	the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please confirm the date and time of effectiveness of the registration statement to Sheldon Krause of Eilenberg & Krause LLP, our counsel, at (212) 994-4770.

Respectfully submitted,

ACORN ENERGY, INC.

By:	/s/ Jan H. Loeb
Jan H. Loeb
President Chief Executive Officer